14048409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67753

RECEIVED FEB 28 2014 SEC MAIL PROCESSING SECTION WASHINGTON DC 125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alpina Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Jackson Street, Suite 101
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Soden 303-242-5755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Soden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpina Capital, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

JULIE WEIMAN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20024006296
MY COMMISSION EXPIRES APRIL 08, 2014

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑ (o) Independent auditor's report on internal control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPINA CAPITAL, LLC

Audit of Financial Statements

December 31, 2013

LAPORTE
CPAs & BUSINESS ADVISORS

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Independent Auditor's Report

To the Members
Alpina Capital, LLC

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Alpina Capital, LLC (the Company) as of December 31, 2013, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpina Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 22, 2014

ALPINA CAPITAL, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash and Cash Equivalents	$	217,152
Accounts Receivable		417,250
Prepaid Expense		43,128
Furniture and Equipment, at Cost,		
Less Accumulated Depreciation of $44,344		10,025
Other Assets		7,227
Total Assets	$	694,782
Liabilities and Members' Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	13,711
Total Liabilities		13,711
Members' Equity		681,071
Total Liabilities and Members' Equity	$	694,782

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2013

Revenues	
Consulting Income	$ 4,133,804
Interest Income	1,027
Total Revenues	4,134,831
Expenses	
Employee Compensation and Benefits	234,632
Occupancy	69,062
Other Operating Expenses	364,195
Total Expenses	667,889
Net Income	$ 3,466,942

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

Balance - December 31, 2012	$	2,352,362
Net Income		3,466,942
Distributions to Members		(5,138,233)
Balance - December 31, 2013	$	681,071

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2013

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net Income	$	3,466,942
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization		5,957
Decrease in Accounts Receivable		1,703,080
Increase in Prepaid Expenses		(9,147)
Increase in Other Assets		(2,388)
Decrease in Accounts Payable and Accrued Expenses		(28,671)
Net Cash Provided by Operating Activities		5,135,773
Cash Flows from Investing Activities		
Purchases of Furniture and Equipment		(6,852)
Net Cash Used in Investing Activities		(6,852)
Cash Flows from Financing Activities		
Distributions to Members		(5,138,233)
Net Cash Used in Financing Activities		(5,138,233)
Net Decrease in Cash and Cash Equivalents		(9,312)
Cash and Cash Equivalents - Beginning of Year		226,464
Cash and Cash Equivalents - End of Year	$	217,152
Supplemental Disclosure of Cash Flow Information		
Cash Paid for Interest	$	93

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Alpina Capital, LLC (the Company) is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in transactions as they relate to the telecommunications industry.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $5,957 for the year ended December 31, 2013.

Income Taxes

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

Revenue Recognition

Consulting fees are recognized at the time services are earned.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Customers

Receivables are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2013, there was no allowance for doubtful accounts.

Note 2. Concentration of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 3. Commitments

The Company is the lessee of office space under operating leases that have various terms that extend through September 2015. Future minimum payments under those leases are as follows for December 31:

2014	$	67,804
2015		29,113
Total	$	96,917

Rent expense charged to operations totaled $64,033 for the year ended December 31, 2013.

Note 4. Major Customers

For the year ended December 31, 2013, approximately 25%, or $1,031,632, of the Company's consulting income came from two customers. There were no accounts receivable balances due from these customers as of December 31, 2013.

Note 5. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal income tax return and a Colorado state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2010 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions as of December 31, 2013.

Note 6. Simplified Employee Pension Plan

The Company offers a simplified employee pension plan for eligible employees. A SEP plan provides employers with a simplified method to make contributions toward their employees' retirement. Company contribution expense totaled $5,000 for the year ended December 31, 2013.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $203,441, which was $198,441 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.067 to 1 at December 31, 2013.

Note 8. Evaluation of Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB ASC, the Company evaluated subsequent events through February 22, 2014, the date these financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

ALPINA CAPITAL, LLC
Supplementary Information

Schedule 1
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Net Capital		
Total Members' Equity	$	681,071
Deductions and/or Charges		
Property and Equipment		(10,025)
Accounts Receivable		(417,250)
Prepaid Expense		(43,128)
Other Assets		(7,227)
Net Capital Before Haircuts on Securities Positions		203,441
Haircuts on Securities		-
Net Capital	$	203,441
Aggregate Indebtedness	$	13,711
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	5,000
Excess of Net Capital	$	198,441
Excess Net Capital at 1000%	$	202,070
Ratio: Aggregate Indebtedness to Net Capital		0.067 to 1
Reconciliation with Company's Computation		
(Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II FOCUS Report (as Amended)	$	203,441
Net Capital per Above	$	203,441

ALPINA CAPITAL, LLC
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Alpina Capital, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2013, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Alpina Capital, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2013, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Alpina Capital, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2013, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Independent Auditor's Report on Internal Control

To the Members
Alpina Capital, LLC

In planning and performing our audit of the financial statements of Alpina Capital, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 22, 2014

ALPINA CAPITAL, LLC

Report on Agreed-Upon Procedures

December 31, 2013

LAPORTE

CPAs & BUSINESS ADVISORS

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Members
Alpina Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Alpina Capital, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Alpina Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 22, 2014